Exhibit 99.2

GOLD RESERVE INC.

IMPORTANT ANNUAL AND SPECIAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by
9:30 am, Pacific Time, June 2, 2015.

Vote by Internet

  Go to www.investorvote.com/GDRZF
  Or scan the QR code with your smartphone
  Follow the steps outlined on the secure website

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories &
Canada on a touch tone telephone
• Follow the instructions provided by the recorded message
Using a black ink pen, mark your votes with an X as shown in	X
this example. Please do not write outside the designated areas.

Annual and Special Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2 and 3.
1. Election of the following nominees as directors, as set forth in the Management Information Circular:
For Withhold	For Withhold		For	Withhold		+
01 - Rockne J. Timm	02 - A. Douglas Belanger		03 - James P. Geyer
04 - James H. Coleman	05 - Patrick D. McChesney		06 - Kenneth I. Juster

07 - Jean Charles Potvin

	For Withhold			For	Against
2. Appointment of PricewaterhouseCoopers LLP as auditors for	3	.	On the ratification of By-law No. 1, the Company’s current
the year ending December 31, 2015 and authorization of the			by-law, previously made by the Board of Directors of the
Board of Directors to fix the auditor’s remuneration.			Company on September 9, 2014 in connection with the
continuance of the Company from the Yukon Territory to the
B Non-Voting Items			Province of Alberta.
Change of Address — Please print your new address below.	Comments — Please print your comments below.			Meeting Attendance

Mark the box to the right if
you plan to attend the
Annual and Special Meeting.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1UPX

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022OJD

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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PROXY — GOLD RESERVE INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 4, 2015

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them, ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on June 4, 2015 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

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